

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 10, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the U.S.$1,250,000,000 2.750% Notes due 2051 of RIO TINTO FINANCE (USA) LIMITED guaranteed by RIO TINTO PLC, and RIO TINTO LIMITED under the Exchange Act of 1934.

Sincerely,